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SUPPL

FILE NO. 82-3311

October 29, 2004

SEC MAIL RECEIVED PROCESSING NOV - 5 2004 WASH. D.C. 213 SECTION

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

PROCESSED
NOV 09 2004
THOMSON FINANCIAL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Appendix for the Financial Results of the First Half of Fiscal 2005 (Ending September 30,2004) (dated October 28, 2004) (English translation)
- Consolidated Settlement of Accounts for the First Half of Fiscal 2005 (dated October 28, 2004) (English translation)
- Shiseido Announces Implementation of Special Early Retirement Incentive Plan (dated October 28, 2004) (English translation)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

October 28 , 2004

SHISEIDO CO., LTD.

Appendix for the Financial Results of the First Half of Fiscal 2005 (Ending September 30,2004)

(millions of yen)

Data item		Fiscal 2005 (Estimate)	Increase/Decrease over Fiscal 2004 Amount	Increase/Decrease over Fiscal 2004 % Change	First half of Fiscal 2005 (Results)	Increase/Decrease over first half of F2004 Amount	Increase/Decrease over first half of F2004 % Change	First half of Fiscal 2004 (Results)
Capital Investment								
	Consolidated	21,500	▲ 1,657	▲ 7	10,076	▲ 5,256	▲ 34	15,333
	Parent	11,000	▲ 1,720	▲ 14	5,861	▲ 3,464	▲ 37	9,325
Depreciation and Amortization								
Tangible Fixed Assets								
	Consolidated	18,000	16	+ 0	8,642	▲ 2	▲ 0	8,645
	Parent	9,000	768	+ 9	4,019	503	+ 14	3,516
Intangible Fixed Assets and others	Consolidated	9,500	265	+ 3	4,511	86	+ 2	4,425
	Parent	2,000	16	+ 1	1,045	30	+ 3	1,015
Total								
	Consolidated	27,500	281	+ 1	13,153	83	+ 1	13,070
	Parent	11,000	785	+ 8	5,065	533	+ 12	4,531
R&D expenses								
	Consolidated	17,300	▲ 294	▲ 2	8,184	▲ 455	▲ 5	8,639
	Parent	16,100	▲ 265	▲ 2	7,695	▲ 424	▲ 5	8,120
Advertising expenses								
	Consolidated	45,000	6,781	+ 18	23,954	5,340	+ 29	18,613
	Parent	23,000	6,065	+ 36	12,888	4,597	+ 55	8,291

※Amounts under one million yen have been rounded down.

The Figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report and Facts & Figures issued by our company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

Consolidated Settlement of Accounts for the First Half of Fiscal 2005

Shiseido Company, Ltd.
Listing: Tokyo Stock Exchange, First Section
Code Number: 4911
Head Office: 7-5-5, Ginza, Chuo-ku, Tokyo, Japan
Date of Board Meeting for Consolidated Settlement of Interim Accounts: October 28, 2004

1. Performance in Interim Fiscal 2005 (April 1–September 30, 2004)

* Amounts under one million yen have been rounded down.

(1) Results

(Millions of yen, except for per share figures)

	Net Sales	Income from Operations	Ordinary Income
First Half of Fiscal 2005	316,091 (+2.2%)	14,296 (–25.3%)	15,293 (–14.5%)
First Half of Fiscal 2004	309,331 (–0.3%)	19,138 (–22.6%)	17,891 (–23.2%)
Fiscal 2004	624,248	39,052	35,852

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Half of Fiscal 2005	4,769 (–27.3%)	11.37	11.37
First Half of Fiscal 2004	6,559 (–33.6%)	15.72	—
Fiscal 2004	27,541	64.94	64.94

Notes: 1. Gain from investment in subsidiaries and affiliates accounted for by the equity method in interim fiscal 2005:
Fiscal 2005—interim: ¥37 million
Fiscal 2004—interim: –¥544 million
Fiscal 2004—full year: –¥1,072 million
2. Average number of shares outstanding (consolidated)
Fiscal 2005—interim: 414,240,385
Fiscal 2004—interim: 415,126,506
Fiscal 2004—full year: 414,722,940
3. Changes in accounting methods: Not applicable
4. Numbers in parentheses alongside net sales, income from operations, ordinary income, and net income indicate percentage increase/decrease over previous corresponding term.

(2) Financial Position

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
First Half of Fiscal 2005	707,705	372,546	52.6	899.41
First Half of Fiscal 2004	668,000	359,155	53.8	866.76
Fiscal 2004	626,730	374,549	59.8	903.74

Note: Number of shares outstanding at term-end (consolidated)

Fiscal 2005—interim: 414,211,682
Fiscal 2004—interim: 414,364,037
Fiscal 2004—full year: 414,286,976

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
First Half of Fiscal 2005	32,633	–16,296	44,475	119,275
First Half of Fiscal 2004	14,480	–28,276	–8,274	81,023
Fiscal 2004	47,074	–43,033	–45,884	59,364

(4) Description of Consolidation and Scope of Application for Equity Method

Number of consolidated subsidiaries: 93

Number of nonconsolidated subsidiaries to which equity method applies:—

Number of affiliates to which equity method applies: 3

(5) Changes in Consolidation and Scope of Application for Equity Method

Newly consolidated companies: 3

Excluded consolidated companies: 1

Newly included under equity method: —

Excluded under equity method: 2

2. Projections for Fiscal 2005 (April 1, 2004–March 31, 2005)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
Fiscal 2005	645,000	24,000	12,000

Reference: Projected consolidated net income per share is ¥28.97.

Please refer to pages 18 to 21 for information on preconditions underlying the above estimates and other related information.

1. The Shiseido Group

The Shiseido Group consists of the parent company, 102 subsidiaries, and three affiliated companies. Those companies are mainly engaged in manufacture and sale of cosmetics, toiletries, beauty salon products, food, and pharmaceuticals. Their business activities also include research and development and other services related to their products.

The positioning of various members of the Shiseido Group and their business segments are shown in the diagram below.

<table>
<tr><th>Business Category</th><th>Main Activities</th><th colspan="2">Principal Companies</th></tr>
<tr><td rowspan="2">Cosmetics</td><td rowspan="2">Manufacture and sale of cosmetics and cosmetics accessories</td><td>Domestic</td><td>Shiseido Company, Ltd.
Shiseido Sales Co., Ltd.
Shiseido FITIT Co., Ltd.
Plus: 17 consolidated subsidiaries
2 affiliated companies (equity method applicable)
(TOTAL: 22 companies)</td></tr>
<tr><td>Overseas</td><td>Shiseido International Corporation
Shiseido Europe S.A.
Shiseido Cosmetics (America) Ltd.
Shiseido America Inc.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido International France S.A.S.
Shiseido Dah Chong Hong Cosmetics Ltd.
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd.
Plus: 38 consolidated subsidiaries
(TOTAL: 48 companies)</td></tr>
<tr><td rowspan="2">Toiletries</td><td rowspan="2">Manufacture and sale of toiletries</td><td>Domestic</td><td>Shiseido Company, Ltd.
FT Shiseido Co., Ltd.
Mieux Products Co., Ltd.
2 other consolidated subsidiaries
(TOTAL: 5 companies)</td></tr>
<tr><td>Overseas</td><td>Taiwan FTS Co., Ltd.
(TOTAL: 1 company)</td></tr>
<tr><td rowspan="2">Others</td><td rowspan="2">Manufacture and sale of beauty salon products, food, and pharmaceuticals
Sale of clothing and accessories
Restaurant business
Real estate management and sale</td><td>Domestic</td><td>Shiseido Company, Ltd.
The Ginza Co., Ltd.
Shiseido Parlour Co., Ltd.
Shiseido Beauty Salon Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
12 other consolidated subsidiaries
(TOTAL: 17 companies)</td></tr>
<tr><td>Overseas</td><td>Zotos International, Inc.
4 other consolidated subsidiaries
1 affiliated company (equity method applicable)
(TOTAL: 6 companies)</td></tr>
<tr><td colspan="2" rowspan="2">Nonconsolidated subsidiaries</td><td>Domestic</td><td>1 nonconsolidated subsidiary
(TOTAL: 1 company)</td></tr>
<tr><td>Overseas</td><td>8 nonconsolidated subsidiaries
(TOTAL: 8 companies)</td></tr>
</table>

Note: The parent company, which is engaged in multiple businesses, is included in the totals for principal companies in each business category.

The business structure of the Shiseido Group is illustrated below.


Domestic customers
Overseas customers
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Sales from sales companies, as well as manufacturing and sales companies in each business category.
Cosmetics
Sales companies
7 consolidated subsidiaries
Shiseido Sales Co., Ltd.
+6 consolidated subsidiaries
Import and sales companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Sales companies
5 consolidated subsidiaries
Shiseido FITIT Co., Ltd.
+4 consolidated subsidiaries
Manufacturing and sales company
1 consolidated subsidiary
Manufacturing companies
3 consolidated subsidiaries
1 affiliate (equity method applicable)
Holding companies
3 consolidated subsidiaries
Shiseido International Corporation
Shiseido Europe S.A.
+1 consolidated subsidiary
Sales companies
37 consolidated subsidiaries
Shiseido Cosmetics (America) Ltd.
Shiseido Deutschland GmbH
Beauté Prestige International S.A.
Shiseido Dah Chong Hong Cosmetics Ltd.
+33 consolidated subsidiaries
Manufacturing companies
8 consolidated subsidiaries
Shiseido America Inc.
Shiseido International France S.A.S.
Taiwan Shiseido Co., Ltd.
Shiseido Liyuan Cosmetics Co., Ltd
+4 consolidated subsidiaries
Shiseido Company, Ltd. (manufacturing and sales company)
Toiletries
Sales company
1 consolidated subsidiary
FT Shiseido Co., Ltd.
Sales company
1 consolidated subsidiary
Manufacturing company
1 consolidated subsidiary
Mieux Products Co., Ltd.
Sales company
1 consolidated subsidiary
Sales company
1 consolidated subsidiary
Taiwan FTS Co., Ltd.
Others
Manufacturing and sales company
1 consolidated subsidiary
Sales companies
6 consolidated subsidiaries
The Ginza Co., Ltd.
+5 consolidated subsidiaries
Companies in services, real estate, etc.
9 consolidated subsidiaries
Shiseido Parlour Co., Ltd.
Shiseido Beauty Salon Co., Ltd.
Shiseido Real Estate Development Co., Ltd.
+6 consolidated subsidiaries
Sales companies
2 consolidated subsidiaries
Holding company
1 consolidated subsidiary
Manufacturing and sales company
1 consolidated subsidiary
Zotos International, Inc.
Companies in services, real estate, etc.
1 consolidated subsidiary
1 affiliate (equity method applicable)
1 domestic nonconsolidated subsidiary
8 overseas nonconsolidated subsidiaries

Note: ——▶ finished products ----▶ Semifinished products
Arrows represent main transactions.

Subsidiaries and Affiliated Companies

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company
Consolidated Subsidiaries					
Shiseido Sales Co., Ltd. *1 *2	Minato-ku, Tokyo	1,590,264	Cosmetics	100.0	Buyer of cosmetics, etc. Rents Company's buildings and land Rents buildings and land to Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido FITIT Co., Ltd. *1	Chuo-ku, Tokyo	10,000	Cosmetics	100.0	Buyer of cosmetics Concurrent directors: Yes; Transferred/concurrent employees: Yes
FT Shiseido Co., Ltd.	Chuo-ku, Tokyo	110,000	Toiletries	100.0	Buyer of toiletry products Rents Company's buildings Concurrent directors: Yes; Transferred/concurrent employees: Yes
Mieux Products Co., Ltd.	Ozu-shi, Ehime	80,000	Toiletries	65.0 (65.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Beauty Salon Co., Ltd.	Chuo-ku, Tokyo	295,000	Others	100.0	No sales transactions with Company Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
Shiseido Parlour Co., Ltd.	Chuo-ku, Tokyo	2,714,500	Others	99.3	Supplier of foods Rents Company's buildings and equipment Rents buildings to Company Loan of funds from Company Concurrent directors: Yes; Transferred/concurrent employees: Yes
The Ginza Co., Ltd.	Chuo-ku, Tokyo	490,000	Others	96.9	Buyer of cosmetics, clothes, and accessories, etc. Rents Company's buildings and equipment Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Real Estate Development Co., Ltd.	Chuo-ku, Tokyo	495,000	Others	100.0	Real estate management Rents Company's land and equipment Rents land to Company Loan of funds from Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International Corporation *1	Delaware, U.S.A.	(US$1,000) 303,070	Cosmetics	100.0	External debt and bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido America Inc.	New York, U.S.A.	(US$1,000) 28,000	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Cosmetics (America) Ltd.	New York, U.S.A.	(US$1,000) 15,000	Cosmetics	100.0 (100.0)	Buyer of cosmetics, etc. Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Europe S.A. *1	Paris, France	(EUR1,000) 234,893	Cosmetics	100.0	Buyer of cosmetics, etc. Bonds guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido International France S.A.S.	Paris, France	(EUR1,000) 36,295	Cosmetics	100.0 (100.0)	Supplier of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Beauté Prestige International S.A.	Paris, France	(EUR1,000) 17,760	Cosmetics	100.0 (100.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes

Name	Address	Capitalization (¥1,000)	Business Category	Voting Rights Held by Company	Relationship with Company
Shiseido Deutschland GmbH	Dusseldorf, Germany	(EUR1,000) 5,200	Cosmetics	100.0 (100.0)	No sales transactions with Company Rent payment guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
Taiwan Shiseido Co., Ltd.	Taipei, Taiwan	(NT$1,000) 1,154,588	Cosmetics	51.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Liyuan Cosmetics Co., Ltd.	Beijing, China	(CNY1,000) 94,300	Cosmetics	61.0 (40.9)	Buyer cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Shiseido Dah Chong Hong Cosmetics Ltd.	Hong Kong, China	(HK$1,000) 123,000	Cosmetics	50.0	Buyer of cosmetics, etc. Concurrent directors: None; Transferred/concurrent employees: Yes
Taiwan FTS Co.Ltd.	Taipei, Taiwan	(NT$1,000) 150,000	Toiletries	80.0 (80.0)	No sales transactions with Company Concurrent directors: None; Transferred/concurrent employees: Yes
Zotos International, Inc.	Connecticut, U.S.A.	(US$1,000) 25,000	Others	100.0 (100.0)	Supplier of cosmetics, etc. External debt guaranteed by Company Concurrent directors: None; Transferred/concurrent employees: Yes
73 others	—	—	—	—	—
Equity Method Applied Companies					
3 companies	—	—	—	—	—

Notes: 1. The relevant business category within Group operations is listed under the Business Category column.

2. Figures in parentheses in the Voting Rights Held by Company column indicate the share of indirect voting rights.
3. None of the above prepare annual financial reports.
4. *1 refers to "designated subsidiary"
5. *2 refers to companies that post net sales (excluding intra-group transactions) accounting for over 10% of consolidated net sales.

2. Management Policies

(1) Basic Corporate Policies

Since its establishment in 1872, Shiseido has consistently modeled its corporate management on the spirit of "contributing to beauty and health of numerous customers, thus benefiting them and society in general." Based on this spirit, we will seek to "remain a company that makes a lasting contribution to customers around the world."

Underscoring this basic policy is our commitment to earning the support of our various stakeholders—customers, business partners, shareholders, employees and society in general—as a "valuable corporation" in the belief that creating value together improves corporate value in the long term and helps maximize shareholder value.

We also believe that improving the value of the ***SHISEIDO*** corporate brand will be key to enhancing corporate value in the 21st century. In addition to raising economic value, improving corporate value will crucially depend on how we fulfill our social responsibilities as a corporation and how we address environmental issues.

(2) Basic Income Distribution Policy

Our "total shareholder return" policy emphasizes maximizing returns to shareholders through direct means, in addition to generating medium- and long-term share price gains. To this end, in allocating cash flows from operations we prioritize (a) strategic investments linked to renewed growth, and (b) stable dividends and flexible implementation of share buybacks.

We have established a "total return ratio," which represents the amount of profits returned to shareholders—the sum of dividends paid and share buybacks—as a proportion of consolidated net income. We hope to achieve a 60% total return ratio in the medium term.

(3) Perspectives and Policies Concerning Reducing Minimum Share Unit

We acknowledge that reducing the minimum share unit for investors is an effective way to raise liquidity of the Company's shares and broaden our shareholder base. In considering this measure, we will evaluate the appropriate timing, taking into account our business performance, share price movements, number of shareholders and shareholder composition, as well as initial costs and increased operating expenses that would accompany such a reduction.

(4) Medium- and Long-Term Management Strategies and Numerical Management Targets

In order to continue operating based on the "spirit of contribution," it is crucial that we generate stable earnings, which constitute an important managerial resource. To this end, we are targeting "sustained earnings increases" as a key performance indicator. Our objective in this regard is to achieve an operating income ratio (ratio of income from operations to net sales) of at least 10% over the medium term.

At the same time, we will pursue steady increases in return on equity (ROE) as a means of enhancing capital efficiency. We intend to achieve an ROE 10% and above at an early stage.

We have three specific management strategies for generating sustained earnings growth: (a) Step up reforms focusing on the sales counter; (b) Reinforce profitability of the entire Shiseido Group; and (c) Implement growth strategies designed for dramatic progress in the 21st century. (For more details, refer to "Issues to Be Addressed" section below.)

(5) Issues to Be Addressed

While keeping abreast of structural changes in the domestic and overseas cosmetics markets, our priority is to secure sustained growth and transform the Company into a more profit-oriented entity. By pursuing growth, a key source of profits, we hope to raise profit ratios and ROE to levels necessary to prevail amid intense global competition.

To this end, we have three specific strategies. First, by stepping up reforms focusing on the sales counter, we will rejuvenate our marketing and energize our front-line sales activities. Our second management strategy involves reinforcing the profitability of the entire Shiseido Group by demonstrating Group strengths and revamping our cost structure. The third strategy entails implementing growth strategies designed for dramatic progress in the 21st century.

In the domestic cosmetics sector, our initial focus is on reinforcing our sales, product development and promotional capabilities, in order to establish a foundation for growth and expand our market share. With respect to sales capabilities, we have divided the nation into seven geographic areas, and in February 2004, appointed corporate officers to serve as Chief Area Managing Officers (CAOs) for each area. By giving CAOs responsibility and authority, we have laid out a framework allowing swift and efficient allocation of resources. Since April 2004, we have sought to hone our market responsiveness by considerably increasing the number of sales representatives and Beauty Consultants. Regarding our product development capabilities, we are launching powerful new products that meet the needs of customers and the specific requirements of sales channels. At the same time, we are continuing our policy of brand concentration in order to build a preeminent brand portfolio. With respect to our promotional capabilities, we are focusing on sales-oriented advertising while significantly increasing the volume of advertising to support our activities at the grass roots level.

On another front, we are accelerating the globalization of our business, with a focus on reinforcing development of the Chinese market. We accord top strategic priority to China and intend to achieve a position of absolute dominance at the prestige end of that nation's cosmetics market. We will also concentrate managerial resources on establishing a voluntary chain store business. Spearheaded by Shiseido China Co., Ltd., our Chinese holding company, and the CAO responsible for China, we will accelerate development of that important market.

Seeking to implement structural reforms and build a foundation for renewed growth and progress, we are formulating an integrated strategy covering all of Shiseido's operations—including cosmetics, toiletries, professional (salon) business and pharmaceuticals. In addition, we will rebuild our production and distribution system by consolidating our domestic manufacturing facilities, scheduled in 2005 and 2006. We will also implement fundamental reforms in our personnel system and start building a more competitive organization. Through these initiatives, we will strive to enhance operating efficiency and further optimize our entire supply chain.

(6) Corporate Governance: Basic Stance and Progress

We are heavily committed to our various stakeholders, including customers, business partners, shareholders, employees, and society in general. At the same time, we recognize that maximizing shareholder value is key to our governance policy targeting sustained earnings growth. For this reason, we are working to reinforce our corporate governance.

With only seven members, Shiseido's Board of Directors is able to make decisions swiftly. The Board meets every month to discuss all of the important issues facing the Company. We have also introduced a corporate officer system in order to clarify and separate the functions of Board

members (decision-making and supervision) from the functions of corporate officers (business execution). In addition, the Corporate Executive Officer Committee serves to facilitate transfer of authority to corporate officers and further clarify responsibilities. Chaired by Shiseido's president (who also serves as chief executive officer and chief operating officer), the Corporate Executive Officer Committee meets to confirm that the corporate officers are performing their regular duties according to basic policies decided by the Board of Directors. The term of each director or officer is one year.

Shiseido has a corporate auditor system. The Board of Auditors consists of two permanent auditors, as well as two external auditors with no vested interest in the Company. We have also set up the Advisory Board, with five prominent persons from outside the Company, to provide advice to the Board of Directors, and the Remuneration Committee, whose members include an external consulting institution. Both entities were established to improve transparency and objectivity of management and meet three times a year, in principle.

In addition, we have created the original title of Corporate Policy Governor (CPG), a special position designed to raise the horizontally integrated consolidated strengths of the Company with the vertically aligned executive system. The Company's vice president was appointed to the CPG position; he also chairs all of the Group Policy Committee meetings, which review Group-wide policies and strategies.

Shiseido uses ChuoAoyama Audit Corporation as its certified public accountant.

The Company's corporate governance system is shown in the diagram below.


Annual Meeting of Shareholders
Appointment, retirement
Appointment, retirement
Policy proposal
Board of Directors, Shiseido Company, Limited
Board of Auditors
Audit
Resolution, approval
Report
Supervision
Advisory Board
Corporate Executive Officer Committee
Policy Meeting of Corporate Officers
Remuneration Committee
Proposal of important items based on laws
Resolution, approval
Proposal
Resolution, approval
Group Policy Committees (12 committees)
Decision-Making Meeting of each Corporate Officer

3. Performance and Financial Position

3.1 Fiscal 2005 Interim Overview

(1) Performance

In the interim period under review (the six-month period ended September 30, 2004), consolidated net sales rose 2.2% year-on-year. Despite intensified competition in the toiletries business, domestic sales reached the level of the previous corresponding term, edging up 0.3%, as the domestic cosmetics business obtained a result exceeding last year's, and pharmaceuticals and other businesses expanded. Overseas sales grew 11.8% on a local-currency basis, and 8.0% in yen terms, driven by strong growth in China.

Income from operations fell 25.3%. This was due mainly to a significant strategic increase in marketing costs centering on the Company's domestic cosmetics business, which outweighed the positive effects of higher revenues and a lower pension cost burden (thanks to the return of substitutional portion *(daiko henjo)* of the employees' pension fund).

Reflecting the decline in income from operations, the Company posted a 14.5% fall in ordinary income. Net income declined 27.3%.

Consolidated Performance

(Millions of yen)

	First Half of Fiscal 2005	Percent of Net Sales	First Half of Fiscal 2004	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2004	
					Amount	% change
Cosmetics	249,458	78.9%	241,612	78.1%	+7,845	+3.2%
Toiletries	33,205	10.5%	34,282	11.1%	–1,077	–3.1%
Others	33,428	10.6%	33,435	10.8%	–7	–0.0%
Net Sales	316,091	100.0%	309,331	100.0%	+6,760	+2.2%
Domestic Sales	233,333	73.8%	232,708	75.2%	+625	+0.3%
Overseas Sales	82,757	26.2%	76,623	24.8%	+6,134	+8.0%
Income from Operations	14,296	4.5%	19,138	6.2%	–4,841	–25.3%
Ordinary Income	15,293	4.8%	17,891	5.8%	–2,598	–14.5%
Net Income	4,769	1.5%	6,559	2.1%	–1,789	–27.3%
Consolidated Income/ Nonconsolidated Income	0.95 times		1.04 times			

Nonconsolidated Performance

(Millions of yen)

	First Half of Fiscal 2005	Percent of Net Sales	First Half of Fiscal 2004	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2004	
					Amount	% change
Cosmetics	101,332	84.2%	97,385	93.2%	+3,946	+4.1%
Toiletries	11,026	9.2%	—	—	+11,026	—
Others	7,999	6.6%	7,051	6.8%	+947	+13.4%
Net Sales	120,358	100.0%	104,437	100.0%	+15,921	+15.2%

Income from Operations	2,660	2.2%	7,153	6.8%	–4,492	–62.8%
Ordinary Income	7,934	6.6%	10,139	9.7%	–2,204	–21.7%
Net Income	5,014	4.2%	6,334	6.1%	–1,319	–20.8%

(2) Financial Position

Net cash provided by operating activities amounted to ¥32.6 billion, which was sufficient to compensate for the ¥16.3 billion in net cash used in investing activities. During the period, the Company allocated capital expenditures toward renovating and upgrading existing facilities. As a result, purchases of fixed assets were held down to ¥11.7 billion. Net cash provided by financing activities was ¥44.5 billion, due largely to issue of straight bonds.

As a result, cash and cash equivalents at the end of the year amounted to ¥119.3 billion, up ¥59.9 billion from six months earlier. In the second half of the fiscal year, we expect negative cash flows from financing activities due to the scheduled redemption of straight bonds, but overall cash flows should be positive, which will increase the Company's year-end capital.

Consolidated Cash Flows (Summary)

(Billions of yen)

Cash and Cash Equivalents at Beginning of Term	59.4
Net Cash Provided by Operating Activities	32.6
Net Cash Used in Investing Activities	–16.3
(Investments in Fixed Assets)	(–11.7)
Net Cash Used in Financing Activities	44.5
Net Increase in Cash and Cash Equivalents	59.9
Cash and Cash Equivalents at End of Term	119.3

*Investments in Fixed Assets (Billions of yen)

Acquisition of Property, Plant, and Equipment	–9.6
Increase in Intangibles	–2.1

For the past three years, the equity ratio has been around 50% based on book value, or around 80% based on market values. Liability-related indicators over the past three years have been maintained at an ample level.

Cash flow indexes

	Fiscal 2002	Fiscal 2003	Fiscal 2004	First Half of Fiscal 2005
Equity Ratio (%)	52.1	53.3	59.8	52.6
Equity Ratio Based on Market Price (%)	83.9	73.3	89.6	79.3
Debt Repayment Term (Years)	2.7	1.5	1.4	1.8
Interest Coverage Ratio (%)	18.7	30.0	18.2	27.3

Notes:
1. Equity ratio: Shareholders' equity ÷ Total assets
   Equity ratio based on market price: Market value of total stock ÷ Total assets
   Debt repayment term: Interest-bearing debt ÷ Operating cash flows
   Interest coverage ratio: Operating cash flows ÷ Interest paid
2. Each index is calculated based on consolidated financial figures.
3. Market value of total stock is calculated by multiplying the stock price (closing price at the end of the term) by the number of shares outstanding at the end of the term (after deduction of treasury stock).
4. Interest-bearing debt refers to all debt that incurs interest (listed in Consolidated Balance Sheets). For interest paid, amounts shown in the Consolidated Statements of Cash Flows are used.
5. Debt repayment term figure for the interim period under review is based on calculated annual figure for operating cash flows.

(3) Consolidated Segment Information

(a) Cosmetics

(Millions of yen)

	First Half of Fiscal 2005	First Half of Fiscal 2004	Increase/Decrease over First Half of Fiscal 2004	
			Amount	% change
Domestic	176,009	175,415	+594	+0.3%
Overseas	73,448	66,197	+7,250	+11.0%
Cosmetics Sales from Outside Customers	249,458	241,612	+7,845	+3.2%
Sales and Transfer Account from Intersegment Transactions	1,877	1,708		
Total Cosmetics Sales	251,335	243,321		
Income from Operations in Cosmetics Division	19,761	23,542	−3,780	−16.1%
Percent of Category Sales	7.9%	9.7%	−1.8%	

■ **Sales**

Domestic sales of cosmetics edged up 0.3%. During the year, Shiseido made proactive marketing expenditures and rejuvenated sales counter activities, with the aim of expanding market share. At the same time, we concentrated on core brands/lines, while continuing to adopt a stronger approach to structured retailers. As a result, we maintained a recovery trend in over-the-counter sales, which exceeded the previous interim period's level.

At the prestige end of the market, centering on counseling activities, sales of skincare products such as ***Bénéfique,*** a line sold exclusively in voluntary chain stores, and makeup, centering on ***Piéds Nus,*** were both solid, with several mainstay brands/lines reporting double-digit growth. In the mid-level, self-selection market, products for men struggled, but sales of makeup products, such as ***Majolica Majorca,*** and antiperspirants, ***AG+,*** showed strong growth.

Overseas cosmetics sales grew 14.1% in local currency terms and 11.0% on a yen-denominated basis. During the period, sales benefited from expanding economies in Asia, led by China, as well as the absence of factors adversely affecting the previous interim period (such as the war in Iraq and the SARS outbreak). In addition, sales of non-Shiseido brands were solid, notably ***NARS*** and ***ZIRH,*** while fragrances sold by Beauté Prestige International S.A. (BPI) picked up as well.

■ Income from Operations

While cosmetics sales increased during the period, the Company made major strategic marketing expenditures, both domestically and overseas, for future growth. The increase in such expenses exceeded the positive effects of revenue and earnings. As a result, income from cosmetics operations declined 16.1%.

■ Major new products

Prestige: ***Clé de Peau Beauté Synergique*** (new high-function line of top-end brand), ***Sinoadore*** (new beauty lineup incorporating Chinese medicine), ***Whitess Spots Rule A*** (skin-lightening beauty lotion), ***Elixir Collagenish Lift EX*** (beauty lotion with shape-memory benefits), ***Revital Lifting Pact*** (foundation for producing youthful skin), ***Bénéfique Renew White*** (new skin-lightening line for voluntary chain stores), ***Shiseido Men*** (highly functional skincare brand for men)

Middle: ***Majolica Majorca Line Customize*** (eye/lip lining pencil for teenagers), ***Asplir*** (renewal of high-moisture-content skincare line)

Overseas: ***John Varvatos*** (front-line brand for upper end of men's market)

(b) Toiletries

(Millions of yen)

	First Half of Fiscal 2005	First Half of Fiscal 2004	Increase/Decrease over First Half of Fiscal 2004	
			Amount	% change
Domestic	32,404	33,620	–1,216	–3.6%
Overseas	800	661	+138	+21.0%
Toiletries Sales from Outside Customers	33,205	34,282	–1,077	–3.1%
Sales and Transfer Account from Intersegment Transactions	561	405		
Total Toiletries Sales	33,766	34,688		
Income from Operations in Toiletries Division	–955	581	–1,536	—
Percent of Category Sales	–2.8%	1.7%	–4.5%	

■ **Sales**

Sales of toiletries declined 3.1%.

In the interim term under review, the market environment remained difficult as competition among manufacturers in the domestic haircare market remained intense. In response, we concentrated on selected categories and brands/lines in order to expand over-the-counter sales. For mainstay lines, we pursued value-oriented marketing aimed at achieving the No. 1 position in each category. In the mainstay shampoo and conditioner category, we promoted widespread acceptance of ***Fino,*** a new haircare line offering new levels of value introduced in February 2004. In September, we revamped the mainstay ***Super Mild*** line. As a result, we maintained our market share in the core shampoo and conditioner category. However, ***Sea Breeze,*** another mainstay brand, struggled, and we also made efforts to suppress distributors' inventories in the market. Consequently, overall domestic sales of toiletries declined.

Overseas, sales expanded as our items performed well in the high-end market for haircare products in China, which we entered in 2003.

■ **Income from Operations**

Amid declining revenues in the segment, shipments of products with a high cost ratio increased, causing a loss from the Company's toiletries operations.

■ **Major New Products**

Super Mild (renewal of shampoo/conditioner line), ***Suibun Hair Pack Nano Repair Moisture*** (treatment for damaged hair).

(c) Others

(Millions of yen)

	First Half of Fiscal 2005	First Half of Fiscal 2004	Increase/Decrease over First Half of Fiscal 2004	
			Amount	% change
Domestic	24,919	23,672	+1,247	+5.3%
Overseas	8,508	9,763	−1,255	−12.9%
Other Sales from Outside Customers	33,428	33,435	−7	−0.0%
Sales and Transfer Account from Intersegment Transactions	24,715	23,030		
Total Other Sales	58,143	56,466		
Income from Operations in Others	1,315	822	+492	+59.9%
Percent of Category Sales	2.3%	1.5%	+0.8%	

■ Sales

Domestic sales of the Company's other businesses rose 5.3%. Sales from our professional (salon) business decreased, influenced by generally sluggish market conditions. However, we posted major increases in sales of pharmaceuticals and health and beauty foods, thanks to our swift response to the growing health and beauty care market. In the pharmaceuticals business, the ***Q10*** line of anti-aging nutritional food was a major market hit. In the health and beauty foods business, sales of ***Sinoadore*** and ***Bénéfique***, which we actively promoted as tieups with our cosmetics lines, were solid.

Overseas sales of other businesses declined 12.9%. Zotos International, Inc., our North American subsidiary, accounts for practically all of the revenues in this category. That company's performance was affected by intense competition in the U.S. salon market and the yen's appreciation, resulting in a sales decline.

■ Income from Operations

Revenues from the Company's other businesses stagnated as a whole. However, sales of the ***Q10*** line and other high-margin products increased. We also worked to enhance cost-efficiency across all businesses. As a result, income from other operations improved.

■ Major New Products

Professional: ***DeAGE Technist*** (hair-coloring agent)

Pharmaceuticals: ***Q10AA+HA*** (food with anti-aging, nutritional function, combined with hyaluronic acid), ***Sinoadore Pimpli Tab*** (herbal pills from a new beauty lineup incorporating Chinese medicine)

Health and beauty foods: ***Sinoadore Inner Recovance*** (beauty supplement from a new beauty lineup incorporating Chinese medicine), ***Bénéfique Bikisen Isoflavone Q10*** (skin-beauty drink for voluntary chain stores)

(4) Performance by Region

In Japan, despite an increase in sales, income from operations declined, mainly because of strategic expenditures made to boost our position in the cosmetics market.

Overseas, sales in all regions increased in local-currency terms. A major highlight was a double-digit gain in Asia, where growth in China was prominent. Although the yen appreciated against the U.S. dollar and Asian currencies, it depreciated slightly against the euro. In yen terms, sales in the Americas declined slightly, while sales in Europe and Asia increased. Income from operations in Europe and Asia improved solidly, compensating for weak income in the Americas, where revenues of Zotos International stagnated. Therefore, overall income from overseas operations increased.

Sales by Geographic Segment

(Millions of yen)

	First Half of Fiscal 2005	Percent of Net Sales	First Half of Fiscal 2004	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2004	
					Amount	% change
Domestic Sales	234,748	74.3%	234,042	75.7%	+706	+0.3%
Americas	20,249	6.4%	20,365	6.6%	–115	–0.6%
Europe	37,876	12.0%	34,799	11.2%	+3,076	+8.8%
Asia/Oceania	23,216	7.3%	20,123	6.5%	+3,092	+15.4%
Total Overseas Sales	81,342	25.7%	75,289	24.3%	+6,053	+8.0%
Net Sales	316,091	100.0%	309,331	100.0%	+6,760	+2.2%

Income by Geographic Segment

(Millions of yen)

	First Half of Fiscal 2005	Percent of Regional Sales*	First Half of Fiscal 2004	Percent of Regional Sales*	Increase/Decrease over First Half of Fiscal 2004	
					Amount	% change
Domestic Income from Operations	13,417	5.5%	19,797	8.1%	–6,380	–32.2%
Americas	9	0.0%	–89	–0.4%	+99	—
Europe	2,720	6.9%	2,219	6.1%	+500	+22.5%
Asia/Oceania	3,975	17.0%	3,019	14.9%	+956	+31.7%
Total Overseas Income from Operations	6,705	7.7%	5,149	6.4%	+1,555	+30.2%
Unallocatable Operating Expenses	(5,825)	—	(5,808)	—	(+17)	+0.3%
Income from Operations	14,296	4.5%	19,138	6.2%	–4,841	–25.3%

* Based on regional sales, including sales between regions.

Overseas Sales

(Millions of yen)

	First Half of Fiscal 2005	Percent of Net Sales	First Half of Fiscal 2004	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2004		
					Amount	% change	% change in local currency terms
Americas	21,074	6.7%	21,496	6.9%	–422	–2.0%	+6.4%
Europe	35,469	11.2%	32,356	10.5%	+3,112	+9.6%	+8.2%
Asia/Oceania	26,213	8.3%	22,770	7.4%	+3,443	+15.1%	+21.8%
Overseas Sales	82,757	26.2%	76,623	24.8%	+6,134	+8.0%	+11.8%

Sales by Category Segment (reference)

(Millions of yen)

	First Half of Fiscal 2005	Percent of Net Sales	First Half of Fiscal 2004	Percent of Net Sales	Increase/Decrease over First Half of Fiscal 2004	
					Amount	% change
Domestic	176,009	55.7%	175,415	56.7%	+594	+0.3%
Overseas	73,448	23.2%	66,197	21.4%	+7,250	+11.0%
Cosmetics	249,458	78.9%	241,612	78.1%	+7,845	+3.2%
Domestic	32,404	10.2%	33,620	10.9%	–1,216	–3.6%
Overseas	800	0.3%	661	0.2%	+138	+21.0%
Toiletries	33,205	10.5%	34,282	11.1%	–1,077	–3.1%
Domestic	24,919	7.9%	23,672	7.6%	+1,247	+5.3%
Overseas	8,508	2.7%	9,763	3.2%	–1,255	–12.9%
Others	33,428	10.6%	33,435	10.8%	–7	–0.0%
Net Sales	316,091	100.0%	309,331	100.0%	+6,760	+2.2%

(5) Appropriation of Fiscal 2005 Interim Profit

(a) Dividends

The Company plans to declare an interim cash dividend of ¥11.00 per share, as originally planned. On a nonconsolidated basis, therefore, the interim dividend payout ratio will be 90.8%, and the dividends-on-equity ratio will be 1.2%.

(b) Purchase of Treasury Stock

At the June 2004 Annual Meeting of Shareholders, the Company changed its Articles of Incorporation, enabling it to buy back treasury stock upon resolution of the Board of Directors.

In the interim period under review, the Company did not purchase treasury stock. We will consider future treasury stock purchases in a flexible and forward-looking manner, recognizing that such buybacks are a key part of our shareholder return strategy.

3.2 Outlook for Remainder of Fiscal 2005

(1) Overall Performance Outlook

Looking ahead, we believe that the market environment surrounding the Company, both at home and overseas, will remain uncertain. United as a consolidated group, we will continue implementing management reforms and taking maximum advantage of the sales-counter-focus framework that we have set up. These efforts will be complemented by increased market-related investments aimed at establishing a strong competitive edge.

In the domestic market, in the second half of fiscal 2005 we will introduce new products that meet market needs (as we did in the first half), in order to further solidify the sales recovery trend that became apparent in the period under review. At the same time, we will reinforce advertising and promotional activities, both qualitatively and quantitatively.

Overseas, we expect Asian market conditions to remain buoyant. We will maintain a proactive marketing budget for China and other strategic markets, in order to accelerate growth.

Under these circumstances, in the latter half of fiscal 2005, we will significantly increase strategic expenditures related to advertising and promotional activities, as well as in personnel, as we strengthen our front-line sales forces. We expect profits to improve in line with higher revenues, while pension-related expenses will decline. Because this will be offset by increased strategic spending, however, we project a decline in earnings despite a rise in revenues.

For the entire year, the Company forecasts a 3% increase in consolidated net sales, to ¥645 billion, a 36% decline in income from operations, to ¥25 billion, and a 56% fall in net income, to ¥12 billion, as originally planned.

We plan to declare a year-end dividend of ¥11.00 per share, resulting in total annual dividends of ¥22.00 per share.

Consolidated Net Sales

(Billions of yen)

	Fiscal 2005 (Estimate)	Fiscal 2004 (Results)	Increase/Decrease over Fiscal 2004	
			Amount	% change
Cosmetics	509.0	489.6	+19.4	+4%
Toiletries	67.0	66.4	+0.6	+1%
Others	69.0	68.3	+0.7	+1%
Net Sales	645.0	624.2	+20.8	+3%

Overseas Sales	173.0	162.4	+10.6	+7%
Percent of Net Sales	26.8%	26.0%		

Consolidated Income

(Billions of yen)

	Fiscal 2005 (Estimate)	Percent of Net Sales	Fiscal 2004 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2004	
					Amount	% change
Income from Operations	25.0	3.9%	39.1	6.3%	–14.1	–36%
Ordinary Income	24.0	3.7%	35.9	5.7%	–11.9	–33%
Net Income	12.0	1.9%	27.5	4.4%	–15.5	–56%
Consolidated Net Income/ Nonconsolidated Net Income	1.71 times	—	1.74 times			

Nonconsolidated Net Sales

(Billions of yen)

	Fiscal 2005 (Estimate)	Fiscal 2004 (Results)	Increase /Decrease over Fiscal 2004	
			Amount	% change
Cosmetics	204.0	192.0	+12.0	+6%
Toiletries	21.0	11.9	+9.1	+76%
Others	15.0	14.3	+0.7	+5%
Net Sales	240.0	218.3	+21.7	+10%

Nonconsolidated Income

(Billions of yen)

	Fiscal 2005 (Estimate)	Percent of Net Sales	Fiscal 2004 (Results)	Percent of Net Sales	Increase/Decrease over Fiscal 2004	
					Amount	% change
Income from Operations	2.0	0.8%	16.9	7.8%	–14.9	–88%
Ordinary Income	10.0	4.2%	22.8	10.4%	–12.8	–56%
Net Income	7.0	2.9%	15.8	7.2%	–8.8	–56%

Per Share Information and Financial Ratios

	Fiscal 2005 (Estimate)	Fiscal 2004 (Result)	Increase/Decrease over Fiscal 2004
Return on Equity (%):			
Consolidated	3.2	7.6	–4.4
Nonconsolidated	1.8	4.4	–2.6
Net Income per Share (Yen):			
Consolidated	28.97	64.94	–35.97
Nonconsolidated	16.90	37.97	–21.07
Payout Ratio (%) (Nonconsolidated)	130.2	57.9	72.3
Dividends per Share (Yen):			
Interim	11.00	11.00	—
Year-End	11.00	11.00	—

(2) Outlook by Major Business Category

(a) Cosmetics

In the domestic cosmetics sector, we will continue our strategic focus on establishing a foundation for growth and expanding our market share (described in the "Issues to Be Addressed" section on page 8). To this end, we will reinforce our sales, product development and promotional capabilities. In a market where personal consumption is trending toward recovery, we will work to sustain the recovery in revenues by launching new products and upgrading advertising and sales promotional activities, backed by reinforced marketing and sales systems. For the entire fiscal period, we intend to achieve higher over-the-counter sales as a result.

Going forward, we will introduce new brands/lines and items and augment existing lines in ways that meet the needs of customers and reflect the characteristics of specific sales channels, notably cosmetics specialty stores and structured retailers. We will vigorously utilize Shiseido Online, a new information network for customers launched in April 2004 to improve our services. By promoting three-way communication between customers, stores and the Company, we aim to increase synergies with our products and promotional activities.

In China, which has the greatest growth potential among overseas markets, we are accelerating development of specialty stores as a promising new distribution channel. Although some segments of the European and U.S. markets remain unstable, we will focus on nurturing ***NARS*** and ***ZIRH*** while further reinforcing ***SHISEIDO*** and ***BPI.*** We should maintain stable growth as a result.

Domestic sales for the year are expected to rise in line with higher over-the-counter sales. Overseas, we also anticipate healthy growth despite the effects of the yen's appreciation. In addition to higher sales, we expect to continue benefiting from lower pension-related expenses. However, ongoing expenditures related to advertising, promotion and sales-counter activities, as well as higher personnel and other expenditures, will result in a decline in income from cosmetics operations.

(b) Toiletries

Competition in the domestic toiletries market remains severe, allowing no optimism in predicting how market conditions will evolve in the second half of the fiscal year. Against this background, we will concentrate our efforts on mainstay categories and brands/lines, while continuing to pursue a value-oriented marketing strategy. With respect to product development, we will work to expand our share of the shampoo/conditioner market, centering on ***Super Mild*** and ***Fino,*** while stepping up promotional campaigns for ***Sea Breeze***. In addition, we will further strengthen sales reforms aimed at expanding revenues, enlisting the cooperation of our wholesalers and retailers.

Through these activities, we are confident that sales of toiletries will increase in the second half of fiscal 2005, enabling us to maintain full-year sales at the previous year's level.

Income from toiletries operations is expected to decline due to higher advertising and promotional expenditures aimed at expanding our market share over the medium term.

(c) Others

In our professional business, we will aim to increase revenues by reviving and strengthening our directly managed salon operations in Japan and by developing a global brand. Overseas, we will work to rebuild the distribution system of Zotos International and strengthen its marketing development capabilities. We hope to recover sales in the latter half as a result.

In the pharmaceuticals and health and beauty foods categories, we will continue focusing on expanding sales of mainstay products and launching new ones in the health and beauty care market, raising growth and earnings accordingly.

For the segment, we forecast increases in both sales and income from operations.

(d) Overseas Sales

Despite various unpredictable external factors, such as prolonged economic uncertainty in Europe and North America and the yen's appreciation, we expect sales in each overseas region to increase, especially in Asia, where China will continue posting powerful growth. Considering these factors, we predict double-digit overseas sales growth in local-currency terms, and a 7% rise in yen terms.

Our predictions are based on the following assumptions.

In fiscal 2005, we expect real domestic GDP to grow by more than 2%. Based on Ministry of Economy, Trade and Industry statistics for cosmetics shipments, we estimate that demand for cosmetics products will increase slightly. Our forecasts are based on exchange rates of ¥105 per U.S. dollar, ¥125 per euro, and ¥13 per Chinese yuan.

4. Consolidated Interim Financial Statements

4.1 Consolidated Interim Balance Sheets

(Millions of yen)

	First Half of Fiscal 2005 (September 30, 2004)		First Half of Fiscal 2004 (September 30, 2003)		Fiscal 2004 (March 31, 2004)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
ASSETS						
Current Assets:	**312,671**	**44.2**	**292,850**	**43.8**	**264,175**	**42.2**
Cash and Time Deposits	45,373		35,911		39,204	
Notes and Accounts Receivable	99,190		104,119		109,546	
Short-Term Investments in Securities	76,544		48,313		22,349	
Inventories	66,035		69,505		65,707	
Deferred Tax Assets	16,374		21,559		18,555	
Other Current Assets	10,623		14,791		10,320	
Less: Allowance for Doubtful Accounts	–1,470		–1,350		–1,507	
Fixed Assets:	**395,034**	**55.8**	**375,150**	**56.2**	**362,555**	**57.8**
Tangible Fixed Assets:	167,248		174,393		167,645	
Buildings and Structures	68,590		73,703		69,653	
Machinery, Equipment, and Vehicles	16,333		18,121		17,342	
Fixtures and Fittings	17,861		19,383		18,495	
Land	61,046		61,869		60,715	
Construction in Progress	3,415		1,316		1,438	
Intangible Fixed Assets:	55,976		61,355		55,745	
Goodwill	24,119		28,290		23,474	
Consolidation Adjustment Accounts	2,299		2,073		2,186	
Other Intangible Fixed Assets	29,557		30,992		30,084	
Investments and Other Assets:	171,810		139,401		139,164	
Investments in Securities	61,378		52,450		59,439	
Prepaid Pension Expenses	32,869		—		—	
Deferred Tax Assets	29,628		40,665		30,343	
Other Investments	48,268		46,673		49,715	
Less: Allowance for Doubtful Accounts	–334		–388		–333	
Total Assets	**707,705**	**100.0**	**668,000**	**100.0**	**626,730**	**100.0**

(Millions of yen)

	First Half of Fiscal 2005 (September 30, 2004)		First Half of Fiscal 2004 (September 30, 2003)		Fiscal 2004 (March 31, 2004)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
LIABILITIES						
Current Liabilities:	**175,519**	**24.8**	**182,782**	**27.4**	**176,608**	**28.2**
Notes and Accounts Payable	54,047		53,799		55,330	
Bonds Redeemable within 1 year	30,435		41,541		32,522	
Short-Term Bank Loans	14,720		17,839		15,156	
Accrued Amount Payable	43,476		37,331		41,354	
Accrued Corporate Tax and Other	5,284		5,350		4,460	
Returned Goods Adjustment Reserve	3,684		3,983		4,147	
Other Current Liabilities	23,870		22,936		23,637	
Long-Term Liabilities:	**147,686**	**20.9**	**114,384**	**17.1**	**64,785**	**10.3**
Corporate Bonds	63,670		34,932		12,023	
Long-Term Borrowings	6,955		6,958		6,456	
Reserve for Employees' Retirement Benefits	71,584		65,253		40,788	
Reserve for Directors' and Corporate Auditors' Retirement Benefits	594		—		849	
Other Long-Term Liabilities	4,882		7,240		4,667	
Total Liabilities	**323,206**	**45.7**	**297,167**	**44.5**	**241,394**	**38.5**
MINORITY INTERESTS						
Minority Interests	**11,952**	**1.7**	**11,677**	**1.7**	**10,786**	**1.7**
SHAREHOLDERS' EQUITY						
Capital Stock	64,506	9.1	64,506	9.7	64,506	10.3
Additional Paid-In Capital	70,258	9.9	70,258	10.5	70,258	11.2
Earned Surplus	260,499	36.8	244,504	36.6	260,493	41.6
Securities Valuation Differential	5,713	0.8	2,333	0.4	7,208	1.1
Currency Adjustment Accounts	–13,851	–2.0	–8,066	–1.2	–13,440	–2.1
Treasury Shares	–14,579	–2.0	–14,380	–2.2	–14,475	–2.3
Total Shareholders' Equity	**372,546**	**52.6**	**359,155**	**53.8**	**374,549**	**59.8**
Total Liabilities, Minority Interests, and Shareholders' Equity	**707,705**	**100.0**	**668,000**	**100.0**	**626,730**	**100.0**

4.2 Consolidated Interim Statements of Income

(Millions of yen)

	First Half of Fiscal 2005 (April 1– September 30, 2004)		First Half of Fiscal 2004 (April 1– September 30, 2003)		Fiscal 2004 (April 1, 2003– March 31, 2004)	
	Amount	Share of Total (%)	Amount	Share of Total (%)	Amount	Share of Total (%)
I. Net Sales	**316,091**	**100.0**	**309,331**	**100.0**	**624,248**	**100.0**
II. Cost of Sales	**104,948**	**33.2**	**102,349**	**33.1**	**209,043**	**33.5**
Gross Income	211,143	66.8	206,982	66.9	415,204	66.5
III. Selling, General and Administrative Expenses	**196,847**	**62.3**	**187,843**	**60.7**	**376,152**	**60.2**
Income from Operations	**14,296**	**4.5**	**19,138**	**6.2**	**39,052**	**6.3**
IV. Other Income:	**4,839**	**1.5**	**2,721**	**0.9**	**5,027**	**0.8**
Interest Income	555		460		872	
Dividend Income	613		295		—	
Gain from Investment Consortium, etc.	1,175		—		823	
Gain on Sales of Fixed Assets	—		484		843	
Amortization of Consolidation Adjustment Accounts	115		—		—	
Equity in Earnings of Affiliates	37		—		—	
Others	2,342		1,481		2,487	
V. Other Expenses:	**3,842**	**1.2**	**3,968**	**1.3**	**8,227**	**1.4**
Interest Expense	1,143		1,281		2,388	
Loss on Sales of Fixed Assets	524		—		1,519	
Equity in Earnings of Affiliates	—		544		1,072	
Amortization of Trademark and Goodwill	842		779		1,574	
Others	1,331		1,361		1,672	
Ordinary Income	**15,293**	**4.8**	**17,891**	**5.8**	**35,852**	**5.7**
VI. Extraordinary Income	**—**	**—**	**1,509**	**0.5**	**28,914**	**4.6**
Gain on Return of Substitutional Portion of Employees' Pension Fund	—		—		26,731	
Gain on Sales of Fixed Assets	—		1,509		2,182	
VII. Extraordinary Loss	**420**	**0.1**	**1,899**	**0.6**	**12,031**	**1.9**
Loss on Devaluation of Financial Assets	420		—		—	
Impairment Loss on Fixed Assets	—		—		4,194	
Restructuring Expenses	—		—		4,119	
Office Reorganization Expense	—		1,899		1,898	
Provision of Reserve for Retirement Benefits for Directors, etc.	—		—		1,233	
Write-off of Inventories	—		—		585	
Income before Income Taxes	**14,872**	**4.7**	**17,502**	**5.7**	**52,735**	**8.4**
Income Taxes	**4,731**	**1.5**	**3,928**	**1.3**	**8,240**	**1.3**
Adjustment for Corporate Tax, etc.	**3,901**	**1.2**	**5,871**	**1.9**	**14,893**	**2.4**
Less: Minority Interests in Net Loss of Consolidated Subsidiaries	**1,470**	**0.5**	**1,142**	**0.4**	**2,060**	**0.3**
Net Income	**4,769**	**1.5**	**6,559**	**2.1**	**27,541**	**4.4**

4.3 Consolidated Interim Retained Earnings (term-end)

(Millions of yen)

	First Half of Fiscal 2005 (April 1– September 30, 2004)	First Half of Fiscal 2004 (April 1– September 30, 2003)	Fiscal 2004 (April 1, 2003– March 31, 2004)
CAPITAL SURPLUS			
I. Balance at Beginning of Term	**70,258**	**70,258**	**70,258**
II. Balance at End of Term	**70,258**	**70,258**	**70,258**
RETAINED EARNINGS			
I. Balance at Beginning of Term	**260,493**	**242,462**	**242,462**
II. Increase in Retained Earnings	**4,769**	**6,559**	**27,541**
Interim Net Income	4,769	6,559	27,541
III. Decrease in Retained Earnings	**4,762**	**4,517**	**9,510**
Cash Dividends Paid	4,557	4,183	**8,741**
Bonuses to Directors	143	102	102
Decrease due to Increase in Consolidated Subsidiaries	—	194	194
Differential Loss on Disposal of Treasury Stock	0	3	5
Other Decrease	60	33	466
IV. Balance at End of Term	**260,499**	**244,504**	**260,493**

4.4 Consolidated Interim Statements of Cash Flows

(Millions of yen)

	First Half of Fiscal 2005 (April 1– September 30, 2004)	First Half of Fiscal 2004 (April 1– September 30, 2003)	Fiscal 2004 (April 1, 2003– March 31, 2004)
I. Cash Flows from Operating Activities			
Income before Income Taxes	14,872	17,502	52,735
Depreciation	13,153	13,070	27,218
Devaluation of Financial Assets	420	—	—
Impairment Loss on Intangible Fixed Assets	—	—	4,194
Increase/Decrease in Reserve for Employees' Retirement Benefits	30,766	1,954	–22,385
Increase/Decrease in Prepaid Pension Expense	–32,869	—	—
Amortization of Consolidated Adjustment Accounts	–115	188	—
Interest and Dividend Receivable	–1,169	–755	–1,334
Interest Expense	1,143	1,281	2,388
Equity in Earnings of Affiliates	–37	544	1,072
Increase/Decrease in Receivables	10,132	–1,942	–9,208
Increase/Decrease in Inventories	–384	–1,929	–449
Increase/Decrease in Trade Payables	675	1,269	7,150
Other Increase/Decrease	–32	–7,040	484
Subtotal	36,557	24,143	61,866
Interest and Dividend Received	1,136	786	1,416
Interest Paid	–1,196	–1,487	–2,580
Income Taxes Paid	–3,864	–8,961	–13,627
Net Cash Provided by Operating Activities	**32,633**	**14,480**	**47,074**
II. Cash Flows from Investing Activities			
Purchase of Marketable Securities	–1,196	–290	–390
Sales of Marketable Securities	1,191	1,016	1,516
Purchase of Investment Securities	–36,957	–4,492	–7,853
Sales of Investment Securities	32,886	6,264	10,452
Payment for Capital Stock Investment	–96	–11,680	–16,033
Acquisition of Tangible Fixed Assets	–9,619	–14,922	–22,361
Sales of Tangible Fixed Assets	1,547	5,265	8,009
Acquisition of Intangible Fixed Assets	–2,104	–1,194	–5,647
Purchase of Shares in Subsidiaries	–105	–1,293	–1,000
Increase/Decrease in Other Assets	–1,841	–6,949	–9,724
Net Cash Provided by Investing Activities	**–16,296**	**–28,276**	**–43,033**
III. Cash Flows from Financing Activities			
Net Increase/Decrease in Short-Term Debt	–1,961	–1,413	–4,148
Borrowings of Long-Term Debt	2,020	1,876	2,876
Repayment of Long-Term Debt	–36	–99	–140
Proceeds from Bond Issue	62,135	7,940	7,416
Redemption of Bonds	–12,618	–7,252	–37,166
Net Proceeds from Purchase/Sale of Treasury Stocks	–104	–5,052	–5,150
Cash Dividends	–4,547	–4,180	–8,735
Cash Dividends Paid to Minority Shareholders	–412	–92	–837
Net Cash Provided by Financing Activities	**44,475**	**–8,274**	**–45,884**
IV. Translation Gain/Loss Related to Cash and Cash Equivalents	**–322**	**1,610**	**–275**
V. Net Change in Cash and Cash Equivalents	**60,489**	**–20,460**	**–42,119**
VI. Cash and Cash Equivalents at Beginning of Term	**59,364**	**101,103**	**101,103**
VII. Net Change in Cash and Cash Equivalents Due to Newly Consolidated Companies	**–578**	**380**	**380**
VIII. Cash and Cash Equivalents at End of Term	**119,275**	**81,023**	**59,364**

Notes to Consolidated Interim Financial Statements

1. Scope of Consolidation

(1) Number of consolidated subsidiaries: 93
Principal subsidiaries are listed in "Subsidiaries and Affiliated Companies" in "1. The Shiseido Group" section.

(New inclusions)
Newly included in the scope of consolidation in the interim period under review are three companies—Beauté Prestige International SPRL (Belgium), Decléor UK Ltd., and Carita UK Ltd.—which previously did not engage in full-scale operations and were accorded low importance.

(Exclusions)
Excluded from the scope of consolidation in the interim period under review was Shiseido Asia Pacific Co., Ltd., which is in the process of liquidation.

(2) Nonconsolidated subsidiaries
Major Company Name: Shiseido China Co., Ltd.

Since these companies do not engage in full-scale operations and their combined assets, net sales, net income, and retained earnings have a minimal effect on the Company's consolidated financial statements, they are not included in the scope of consolidation.

2. Application of the Equity Method

Affiliated companies where equity method applicable: 3
Major Company Name: Pierre Fabre Japon Co., Ltd.
Excluded from the scope of equity method application were Prestilux Inc. and Prestilux North America Inc., which were sold.

3. Interim Fiscal Terms for Consolidated Subsidiaries

Of the Company's consolidated subsidiaries, 56 companies—overseas consolidated subsidiaries, as well as Beauté Prestige International Co., Ltd., and Taishi Trading Co., Ltd.—have interim fiscal terms ending June 30. Shiseido Investment Co., Ltd., has an interim term ending August 31. All other consolidated subsidiaries have interim terms ending September 30.

The most recent financial statements have been used for the 57 consolidated subsidiaries—overseas subsidiaries, as well as Beauté Prestige International Co., Ltd., Taishi Trading Co., Ltd., and Shiseido Investment Co., Ltd.—with interim terms ending in months other than September. The consolidated statements have been adjusted to reflect important transactions that took place between the respective interim term-ends of those companies and September 30, 2004.

4. Notes on Accounting Standards

(1) Valuation of Major Assets

(a) Securities

Other securities:

Market price applicable: At market, based on market prices at interim term-end. (Valuation discrepancies are included directly in the capital account, and selling costs are, in principle, accounted for using the moving average method.)

Market price not applicable: Primarily valued at cost, based on the moving average method.

(b) Inventories

The parent company values inventories at cost, based on the total average method.
Consolidated subsidiaries primarily value inventory at cost, based on the final purchase method.

(2) Depreciation of Major Fixed Assets

(a) Tangible Fixed Assets

Buildings (excluding attached equipment) are depreciated using the straight line method. Other tangible fixed assets are, in principle, depreciated using the declining balance method. Major fixed assets in Japan are designated specific useful lives based on durability, level of deterioration, and special characteristics (20-30% reduction from legal useful lives).

(b) Intangible Fixed Assets

Intangible fixed assets are, in principle, amortized using the straight line method over the following time periods.

Goodwill: 5 years (domestic); 20 years, in principle (overseas)
Trademark rights: 10 years, in principle
Software: 5 years, in principle

The policy of U.S. subsidiaries with respect to goodwill and intangible fixed assets with indefinable useful lives is to devalue them if necessary, rather than amortize them over a certain number of years.

(3) Major Reserves

(a) Allowance for Doubtful Accounts

As contingency against losses from default of notes and accounts receivable, the Company and its domestic consolidated subsidiaries have set aside reserves. The amounts of such reserves are determined using the percentage of own actual bad-debt loss against the balance of total receivables, and amounts that take into consideration the possibility of recovering specific liabilities. Overseas consolidated subsidiaries, in general, report the estimated value of specified types of unrecoverable debt.

(b) Returned Goods Adjustment Reserve

As contingency against losses from returned cosmetics and pharmaceuticals, consolidated domestic subsidiaries—Shiseido Sales Co., Ltd., FT Shiseido Co., Ltd., Shiseido Pharmaceutical Co., Ltd., et al.—have set aside a reserve, the amount of which is determined by past return ratios and potential for future returns.

(c) Allowance for Employees' Retirement Benefits

As contingency against expenses arising from retirement of employees, the parent company and its domestic consolidated subsidiaries have set aside a reserve based on estimated retirement benefit liabilities and pension assets at the end of the fiscal year under review.

Prior Service Cost is expensed as incurred using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period. Actuarial Differential is expensed in the following consolidated financial year using the straight-line method, based on the specified number of years (10 years) within the average remaining employee work period.

The reserve includes a reserve for corporate officers' retirement benefits, which is subject to the same standards as those used for the reserve for directors' and corporate auditors' retirement benefits.

(d) Reserve for Directors' and Corporate Auditors' Retirement Benefits

At its Board of Directors meeting for the consolidated fiscal year to March 2004, the Company decided to abolish its directors' and corporate auditors' retirement benefit system, effective April 1, 2004. For those still serving as of March 31, 2004, the Company has decided to provide retirement benefits for their duties up to the year under review, and thus set aside a reserve for this purpose.

(4) Translation of Major Foreign-Currency Assets and Liabilities into Yen

Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the interim term. Exchange differential is treated as a profit/loss. Foreign-currency assets and liabilities of overseas subsidiaries are translated into yen at the spot rate effective at the end of the interim term. Revenues and expenses of overseas subsidiaries are translated into yen at the average rate during the term. Exchange differential is included in the Minority Interests and the Exchange Adjustment Accounts item under Shareholders' Equity.

(5) Accounting for Major Lease Contracts

Finance lease contracts other than those deemed to transfer the ownership of the leased assets to lessees are accounted for by the method that is applicable to ordinary operating leases.

(6) Other Major Items Concerning Preparation of Consolidated Interim Financial Statements

Consumption Tax: In relation to consumption tax and regional consumption tax, the Company adopts the tax-exclusive method.

5. Definition of "Cash and Cash Equivalents" in Statements of Cash Flows

"Cash and Cash Equivalents" as shown in the Consolidated Interim Statements of Cash Flows refer to cash in hand, bank deposits that can be withdrawn or converted to cash at immediate notice, and short-term investments with maturities of no more than 3 months from acquisition date that carry minimal risk of fluctuations in value.

Change to Method of Disclosure

(Interim Consolidated Statements of Income)

1. "Gain from Investment Consortium, etc." is listed as a separate item in the interim period under review, because it accounted for more than 10% of "Other Income." In the previous interim period, "Gain from Investment Consortium, etc." amounted to ¥94 million.
2. "Gain on Sales of Fixed Assets," listed as a separate item in the previous interim period, is included in "Others" under "Other Income" in the interim period under review, because of its minimal value (¥261 million).

Supplementary Information

(Reserve for Directors' and Corporate Auditors' Retirement Benefits)

Previously, the Company posted retirement benefit to directors and corporate officers at the time of their retirement. At its Board of Directors meeting for the consolidated fiscal year to March 2004, however, the Company decided to abolish its directors' and corporate officers' retirement benefit system, effective April 1, 2004. For those still serving as of March 31, 2004, the Company decided to provide retirement benefits for their duties up to that year, and thus set aside a reserve. The amount for directors and corporate auditors is included in "Reserve for Directors' and Corporate Auditors' Retirement Benefits" and the amount for corporate officers is included in "Reserve for Employees' Retirement Benefits".

Because the Board of Directors' decision took place in the latter half of the year to March 2004, the previous accounting method was employed for the interim period to September 2003. Compared with post-accounting-change figures, income from operations and ordinary income both increased ¥334 million, and income before income taxes increased ¥1,568 million.

Notes

(Consolidated Balance Sheets)

(Millions of yen)

	First Half of Fiscal 2005 (As of September 30, 2004)	First Half of Fiscal 2004 (As of September 30, 2003)	Fiscal 2005 (As of March 31, 2004)
1. Cumulative Depreciation of Tangible Fixed Assets	245,699	245,962	244,277
2. Contingent Liabilities			
The Company has guaranteed liabilities for its bank borrowings.			
Employees	26	28	63

(Consolidated Statements of Income)

(Millions of yen)

	First Half of Fiscal 2005 (April 1– September 30, 2004)	First Half of Fiscal 2004 (April 1– September 30, 2003)	Fiscal 2004 (April 1, 2003–March 31, 2004)
1. Selling, General and Administrative Expenses			
Advertising Expenses	23,954	18,613	38,218
Selling Expenses	57,540	51,855	104,364
Salaries, Bonuses	55,654	56,358	110,226
Retirement Benefit Expense	4,910	8,890	17,666
2. Extraordinary Income	—	Gain on Sales of Fixed Assets refers to those associated with office centralization and reorganization.	Gain on Return of Substitutional Portion of Employees' Pension Fund incurred due to its implementation. Gain on Sales of Fixed Assets refers to those associated with office centralization and reorganization.
3. Extraordinary Loss	Loss on Devaluation of Financial Assets consisted of the following losses: Devaluation of investment securities 359 Devaluation of capital stock investment 60	Office Reorganization Expense indicates temporary costs related to office centralization and reorganization. Small equipment expenses 854 Moving expenses 554 Loss on disposal of fixed assets 255 Cost of returning rental buildings to original state 235	Impairment Loss on Intangible Fixed Assets refers to those of a North American subsidiary. Goodwill 3,878 Trademark rights 315 Restructuring Expenses are costs incurred as part of its structural reforms focusing on the sales counter as the Company discontinued some businesses and revamped its business operation system from all perspectives—manufacturing, sales and management. Loss on disposal of inventories and closure of outlets of North American subsidiary 3,155 Liquidation of joint venture 964 Office Reorganization Expense indicates temporary costs related to office centralization and reorganization. Small equipment expenses 851 Moving expenses 554 Loss on disposal of fixed assets 255 Cost of returning leased building to original state 236 Provision of Reserve for Retirement Benefits for Directors, etc. consisted of those for the following: Directors/auditors 662 Corporate officers 570 Write-off of Inventories refers to the cost of disposing inventories due to reorganization of factories.

(Consolidated Retained Earnings)

(Millions of yen)

First Half of Fiscal 2005 (April 1–September 30, 2004)	First Half of Fiscal 2004 (April 1–September 30, 2003)	Fiscal 2004 (April 1, 2003–March 31, 2004)
Other Decrease indicates elimination of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards.	(See left)	Other Decrease resulted from the following: Elimination of surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards 49 Elimination of surplus of South Korean subsidiaries, pursuant to revision of South Korean accounting standards 417

(Consolidated Cash Flows)

(Millions of yen)

	First Half of Fiscal 2005 (April 1–September 30, 2004)		First Half of Fiscal 2004 (April 1–September 30, 2003)		Fiscal 2004 (April 1, 2003–March 31, 2004)	
Relationship between Cash and Cash Equivalents and amounts reported in Consolidated Balance Sheets	Cash and Time Deposits Account	45,373	Cash and Time Deposits Account	35,911	Cash and Time Deposits Account	39,204
	Short-Term Investments in Securities Account	76,544	Short-Term Investments in Securities Account	48,313	Short-Term Investments in Securities Account	22,349
	Total	121,918	Total	84,224	Total	61,554
	Term Deposits of More than 3 Months	–1,878	Term Deposits of More than 3 Months	–2,411	Term Deposits of More than 3 Months	–1,779
	Stocks, Bonds with Maturities of More than 3 Months, etc.	–764	Stocks, Bonds with Maturities of More than 3 Months, etc.	–790	Stocks, Bonds with Maturities of More than 3 Months, etc.	–409
	Cash and Cash Equivalents	119,275	Cash and Cash Equivalents	81,023	Cash and Cash Equivalents	59,364

Segment Information

1. Category Segment Information

(Millions of yen)

	First Half of Fiscal 2005 (April 1–September 30, 2004)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	249,458	33,205	33,428	316,091	—	316,091
(2) Sales and Transfer Account from Intersegment Transactions	1,877	561	24,715	27,153	(27,153)	—
Total	251,335	33,766	58,143	343,245	(27,153)	316,091
Operating Expenses	231,573	34,721	56,828	323,123	(21,327)	301,795
Income from Operations	19,761	–955	1,315	20,122	(5,825)	14,296

(Millions of yen)

	First Half of Fiscal 2004 (April 1–September 30, 2003)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	241,612	34,282	33,435	309,331	—	309,331
(2) Sales and Transfer Account from Intersegment Transactions	1,708	405	23,030	25,144	(25,144)	—
Total	243,321	34,688	56,466	334,475	(25,144)	309,331
Operating Expenses	219,778	34,106	55,643	309,529	(19,335)	290,193
Income from Operations	23,542	581	822	24,946	(5,808)	19,138

(Millions of yen)

	Fiscal 2004 (April 1, 2003–March 31, 2004)					
	Cosmetics	Toiletries	Others	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:						
Net Sales						
(1) Sales from Outside Customers	489,587	66,396	68,264	624,248	—	624,248
(2) Sales and Transfer Account from Intersegment Transactions	3,615	963	46,098	50,677	(50,677)	—
Total	493,203	67,359	114,363	674,926	(50,677)	624,248
Operating Expenses	445,350	66,927	111,439	623,717	(38,522)	585,195
Income from Operations	47,852	432	2,923	51,208	(12,155)	39,052

Notes: 1. Business segment and main products included in each segment.

Shiseido's business is segmented by categories for control of its in-house organization.

Cosmetics............Women's and men's cosmetics, beauty soap, cosmetic accessories

Toiletries ....Soaps, hair care products, mass market cosmetics, napkins, oral care products, shaving blades

Others..................Beauty salon products, health and beauty foods, pharmaceuticals, fashion goods, fine chemicals

2. Operating expenses for the interim term included ¥5,825 million in operating expenses for noncategorized spending covered in the Elimination line item. The amount for the previous corresponding term was ¥5,808 million and for fiscal 2004 was ¥12,155 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

2. Geographic Segment Information

(Millions of yen)

	First Half of Fiscal 2005 (April 1–September 30, 2004)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales (1) Sales from Outside Customers	234,748	20,249	37,876	23,216	316,091	—	316,091
(2) Sales and Transfer Account from Intersegment Transactions	9,531	3,744	1,735	105	15,116	(15,116)	—
Total	244,279	23,994	39,612	23,321	331,208	(15,116)	316,091
Operating Expenses	230,862	23,985	36,891	19,346	311,085	(9,290)	301,795
Income from Operations	13,417	9	2,720	3,975	20,122	(5,825)	14,296

(Millions of yen)

	First Half of Fiscal 2004 (April 1–September 30, 2003)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales (1) Sales from Outside Customers	234,042	20,365	34,799	20,123	309,331	—	309,331
(2) Sales and Transfer Account from Intersegment Transactions	8,939	3,737	1,792	162	14,632	(14,632)	—
Total	242,982	24,103	36,592	20,286	323,964	(14,632)	309,331
Operating Expenses	223,184	24,192	34,372	17,267	299,017	(8,824)	290,193
Income from Operations	19,797	–89	2,219	3,019	24,946	(5,808)	19,138

(Millions of yen)

	Fiscal 2004 (April 1, 2003–March 31, 2004)						
	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination	Total
1. Net Sales and Income from Operations:							
Net Sales							
(1) Sales from Outside Customers	465,287	43,523	72,463	42,973	624,248	—	624,248
(2) Sales and Transfer Account from Intersegment Transactions	19,015	8,051	3,803	316	31,186	(31,186)	—
Total	484,302	51,574	76,266	43,290	655,434	(31,186)	624,248
Operating Expenses	442,851	51,411	72,599	37,364	604,226	(19,030)	585,195
Income from Operations	41,451	163	3,667	5,925	51,208	(12,155)	39,052

Notes: 1. Segmentation between countries and regions

(1) Segmentation between countries and regions is based on geographic proximity.

(2) Major countries and regions are as follows:

Americas: United States, Canada, Brazil

Europe: France, Italy, Germany, etc.

Asia/Oceania: Taiwan, China, Australia, etc.

2. Operating expenses for the interim term included ¥5,825 million in operating expenses for noncategorized spending covered in the Elimination line item. The amount for the previous corresponding term was ¥5,808 million and for fiscal 2004 was ¥12,155 million. Such costs were mainly for the Internal Audit Department, the Corporate Culture Department, the Corporate Planning Department, the R&D Planning Department, and other administrative operations, as well as for long-term basic research spending.

3. Overseas Sales

(Millions of yen)

	First Half of Fiscal 2005 (April 1–September 30, 2004)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	21,074	35,469	26,213	82,757
Consolidated Net Sales				316,091
Percentage of Overseas Sales in Consolidated Net Sales	6.7%	11.2%	8.3%	26.2%

(Millions of yen)

	First Half of Fiscal 2004 (April 1–September 30, 2003)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	21,496	32,356	22,770	76,623
Consolidated Net Sales				309,331
Percentage of Overseas Sales in Consolidated Net Sales	6.9%	10.5%	7.4%	24.8%

(Millions of yen)

	Fiscal 2005 (April 1, 2003–March 31, 2004)			
	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	45,807	68,103	48,485	162,397
Consolidated Net Sales				624,248
Percentage of Overseas Sales in Consolidated Net Sales	7.3%	10.9%	7.8%	26.0%

Notes: 1. Segmentation between countries and regions

(1) Segmentation between countries and regions is based on geographic proximity.

(2) Major countries and regions are as follows:

Americas: United States, Canada, Brazil, etc.

Europe: France, Italy, Germany, etc.

Asia/Oceania: Taiwan, China, Australia, etc.

2. Overseas net sales consist of exports from Shiseido and domestic consolidated subsidiaries and sales of overseas consolidated subsidiaries, excluding those from transactions with Japan. Sales from intersegment transactions among consolidated companies are not included.

(Lease Transactions)

The Company now discloses its interim leasing report on EDINET, and thus has omitted such information from this report.

(Marketable Securities)

1. Other Marketable Securities with Market Values

(Millions of yen)

	First Half of Fiscal 2005 (September 30, 2004)			First Half of Fiscal 2004 (September 30, 2003)			Fiscal 2004 (March 31, 2004)		
	Purchase Price	Book Value	Difference	Purchase Price	Book Value	Difference	Purchase Price	Book Value	Difference
(1) Stocks	14,451	26,169	11,717	13,470	20,281	+6,810	13,581	27,650	+14,069
(2) Bonds									
Corporate	2,899	3,003	104	125	123	−1	2,897	2,990	+93
Foreign	—	—	—	2,770	2,782	+12	—	—	—
(3) Other	13,900	11,487	−2,413	12,472	9,678	−2,794	11,042	8,970	−2,071
Total	31,251	40,660	9,408	28,838	32,866	+4,027	27,520	39,612	+12,091

2. Marketable Securities to Which Market Value Does Not Apply

(Millions of yen)

	First Half of Fiscal 2005 (September 30, 2004)	First Half of Fiscal 2004 (September 30, 2003)	Fiscal 2004 (March 31, 2004)
(1) Other Marketable Securities			
FFFs	34,905	17,804	8,005
Unlisted Domestic Bonds	23,332	299	390
Unlisted Stocks (excluding OTC equities)	17,198	17,419	17,371
Bond Investment Trusts	14,202	13,504	11,314
MMFs	3,415	16,213	1,914
Unlisted Foreign Bonds	1,141	3	707
(2) Shares in Subsidiaries and Affiliates			
Subsidiaries	1,812	24	1,071
Affiliates	1,254	2,627	1,401

(Derivative Transactions)

The Company discloses its interim derivative transaction report on EDINET, and thus has omitted such information from this report.

5. Status of Production, Orders, and Sales

(1) Production

(Millions of yen)

Segment	First Half of Fiscal 2005 (April 1– September 30, 2004)	First Half of Fiscal 2004 (April 1– September 30, 2003)	Change (%)	Fiscal 2004 (April 1, 2003– March 31, 2004)
Cosmetics	60,508	56,460	+7.2%	116,671
Toiletries	12,390	13,105	–5.5%	26,693
Others	4,725	6,094	–22.5%	10,633
Total	77,624	75,661	+2.6%	153,998

Notes: 1. Above figures are based on manufacturing costs.
2. Above figures are exclusive of consumption tax.

(2) Orders

Shiseido Group products are not manufactured to order. Although the Company undertakes some manufacturing to order on an OEM basis, the amount in financial terms is minimal.

(3) Sales

(Millions of yen)

Segment	First Half of Fiscal 2005 (April 1– September 30, 2004)	First Half of Fiscal 2004 (April 1– September 30, 2003)	Change (%)	Fiscal 2004 (April 1, 2003– March 31, 2004)
Cosmetics	249,458	241,612	+3.2%	489,587
Toiletries	33,205	34,282	–3.1%	66,396
Others	33,428	33,435	–0.0%	68,264
Total	316,091	309,331	+2.2%	624,248

Note: Above figures are exclusive of consumption tax.

October 28, 2004

Shiseido Announces Implementation of Special Early Retirement Incentive Plan

Shiseido Company, Ltd.

Listing: Tokyo Stock Exchange, First Section Code Number: 4911

Representative: Morio Ikeda, President & CEO (Representative Director)

Contact Information: Masato Hashikawa, General Manager of Investor Relations Department

Telephone: +81-3-3572-5111

Shiseido Co., Ltd. (President: Morio Ikeda; Head Office: Chuo-ku, Tokyo) announced that on October 28, 2004, its Board of Directors resolved to implement a special early retirement incentive plan.

The objective of this plan is to support and offer wider options to employees in advanced age groups to suit their individual life plans. Reemployment support services will also be offered to applicants who desire to transfer to new fields.

Details of the solicitation and applications are outlined below.

1. Eligibility: Full-time employees working for Shiseido Co., Ltd. and its domestic Group companies who will be between 50 and 59 years of age, and will have been in service for 15 or more years, as of March 31, 2005.
2. Number of applications sought: Approximately 1,000
3. Period in which applications will be solicited: From December 13 to 24, 2004
4. Date of retirement: March 31, 2005
5. Retirement incentive: An additional lump-sum amount will be added to the ordinary retirement benefit. Reemployment support services will also be offered to applicants.
6. Impact on profit and loss:
   Additional lump-sum amounts to be paid out in conjunction with this early retirement incentive plan will be accounted for in the financial results for Fiscal 2005, ending March 31, 2005, as extraordinary losses. The extent of the impact on financial performance will not be announced until a later time when the number of applicants and the aggregate amount of special retirement benefits become finalized.